Exhibit 19

Universal Forest Products	PERSONNEL POLICY AND PROCEDURE MANUAL
Stock Trading Policy (PPM 1300)

Preventing Insider Trading

As a member of the Board of Directors of UFP Industries, Inc. (a “Director”) or as an employee of UFP Industries, Inc. and/or its subsidiaries and affiliates (collectively the "Company") you may, from time to time, become aware of certain information and events about the Company not otherwise known by the public.  The federal securities laws prohibit individuals with access to “Inside Information” from: (1) engaging in transactions in the Company’s securities without disclosing that Inside Information; or (2) divulging Inside Information to enable others to trade on such information.

●	“Inside Information” is generally considered to mean material information which has not been publicly disclosed, absorbed and evaluated. Information should be treated as material if it would affect a reasonable investor’s decision to buy or sell Company stock.

●	If news or events about the Company to any extent motivates your thoughts of buying or selling the Company’s stock, that news should be considered material.

If you buy or sell the Company’s securities while in possession of Inside Information, you may be subject to private lawsuits for damages or to civil or criminal proceedings by the Securities and Exchange Commission (“SEC”).  Liability arising from such violations is often significant.  For instance, the SEC is authorized to seek civil money damages of up to three times the profit gained or loss avoided through unlawful insider trading.  These laws also apply to any information you may obtain about suppliers, customers, or other entities with whom the Company does business.  You are under the same legal obligation, with respect to that information, to refrain from trading on Inside Information and from “tipping” others.

The Company has designated the Company's General Counsel or, in the absence of General Counsel, the individual or individuals designated by General Counsel, each referred to as a "Monitor" for purposes of administering this Policy.  To the extent any provision of this Policy imposes requirements more restrictive than allowed by applicable law, such requirement may be waived in any particular instance by a Monitor following consultation with outside legal counsel for the Company.

Each director, officer and employee should take every reasonable effort to comply with the following prohibitions and guidelines to avoid liability and, equally important, the appearance of any impropriety.

Disclosure Guidelines

In discussing matters pertaining to the Company, all employees and Directors must comply with the following parameters:

1.	Matters that you may discuss include the following:

(a)

Information that has been published and widely disseminated, such as that contained in the Company's annual report to shareholders, reports on Form 8-K, Form 10-K and Form 10-Q, proxy statements and press releases, so long as you limit your discussions to the information that has been published and disseminated.

(b)	General industry and economic trends, to the extent they do not involve specific information about the Company.

(c)	Routine, immaterial, aspects of the Company's business involving products, plants, employees, customers and production.

Requests and questions from investors, analysts, the press, or other outsiders should not be responded to, and should instead be referred a Monitor.  Only a limited, specific number of Company personnel are authorized to speak on the Company's behalf.

2.

You may not discuss outside the Company any Inside Information about the Company.  Discussion of material nonpublic information with other Company personnel also be limited to the extent reasonably necessary in connection with your employment.

3.

For example, matters that you may not discuss outside the Company (including in any social media posts or other manner that is generally available to outsiders via the internet), except to the extent the Company has publicly announced and widely disseminated them, include any of the following:

(a)	Actual or projected sales, earnings, significant capital expenditures or significant borrowings.

(b)	Any action or event that had or is likely to have a significant effect on the Company's anticipated annual sales or earnings or that may result in a special or extraordinary charge against earnings.

(c)

Any non-routine action or event such as a proposed joint venture, merger, acquisition or disposition of shares or assets; or major new products; a change in control or a significant change in management; major financing; significant litigation; a significant change in capital investment plans; significant change in operation or financial circumstances; significant labor disputes; significant layoffs; a cybersecurity incident; a tender offer for another company's securities; and significant changes in the Company's asset values, products or lines of business.

As an additional reminder, any of the types of prohibited information described above that may come to your attention regarding other businesses because of the Company's relationship with that entity should not be publicly disclosed.

Trading Prohibitions and Guidelines

While investment in the Company’s stock by Directors and employees is encouraged, such transactions should be made with caution and, in some instances, with prior Company approval.  Please refer to the following prohibitions and guidelines when dealing in the Company’s securities:

1.	General – All Employees and Directors. Transactions involving the Company’s securities are prohibited if you have knowledge of material information about the Company which has not been publicly disseminated and absorbed by the market. In general, information should be considered “material” if it could be expected that a reasonable investor would attach significance to the information in reaching an investment decision involving the Company’s securities. Determining whether information is material is subjective; accordingly, we urge you to discuss such issues with designated Company personnel. You are also prohibited from trading in the securities of any other public company if you possess material nonpublic information concerning that company that was obtained in the course of your employment.

2.	Directors and Designated Officers. If you are a Director or Designated Officer (which includes executive officers, designated Section 16 officers and other employees designated by a Monitor as being likely to come into possession of Inside Information:

(a)	Blackout Periods. Transactions are prohibited (1) during the 14 day period prior to the last day of each fiscal quarter and ending at the close of trading on the first full trading day immediately following the public release of quarterly and year-end earnings; and (2) during the first full trading day immediately following the date of the Company’s public release of any material information. Also, the Company may, from time to time, notify its directors and certain of its employees that purchases and sales of the Company’s stock are prohibited until further notice (together with the periods designated in (1) and (2) above, referred to as a “Blackout Period”). Following receipt of a notice of a Blackout Period, any outstanding and unfilled purchase or sale orders previously placed with brokers should be canceled immediately and no new orders should be placed.

(b)	Pre-clearance. Transactions involving the Company’s securities are prohibited unless you first provide written notification, by e-mail, facsimile or letter, of the proposed transaction to a Monitor.

3.	Non-Directors and Non-Designated Officers. If you are not a Director or Designated Officer, during all other times you are not prohibited from trading in the Company’s securities, you may do so unless you have Inside Information.

However, we urge you to exercise a great deal of caution in this regard and, if you have any questions relating to the timing of any purchase or sale of Company stock, encourage you to contact a Monitor.

4.	The purchase of Company securities under the Company's Employee Stock Purchase Plan or any 401(k) plan sponsored by the Company or any subsidiary, each pursuant to an existing election, is not prohibited during Blackout Periods. However, Directors and Designated Officers may not change their election or enrollment in the Company's Employee Stock Purchase Plan or any such 401(k) plan during a Blackout Period or otherwise during a time when such person is in possession of Inside Information.

Short-Swing Profit Liability – Additional Rules Applicable to Directors and Section 16 Officers

Short-Swing Profit Recapture Rules.  The federal securities laws provide that any profit realized by any “insider” from any combination of a purchase and sale or sale and purchase of any of the Company's securities within any six-month period is recoverable by the Company.  Liability is imposed under these laws regardless of intent or possession or use of Inside Information.  Insiders are considered to be each of our Directors, each of our Section 16 officers, and certain family members of our Directors and Section 16 officers.  These laws require that insiders file reports of most transactions in the Company’s securities within two (2) business days of such transaction.

In order to avoid liability to the Company under these rules and to assist in the timely filing of transaction report, the Company’s directors and executive officers are required to comply with the following:

1.	Pre-Transaction Review. As noted above, each Director and Designated Officer must obtain prior approval of all transactions involving the Company’s securities.

2.	Preparation of Required Reports. While the Company will assist in the preparation and filing of Form 4 and 5 reports, the ultimate legal responsibility for the accuracy and filing of these reports remains with the Section 16 officer or Director. The Company will prepare a Form 4 or Form 5 report upon notification that you intend to buy or sell (or make any other transfer of) Company stock and that the transaction is approved. Transactions involving the gift of Company securities, while generally not subject to the short-swing profit liability rules, must be reported on a current basis or Form 4. The reports are sent to the SEC electronically and can be executed by the Company through a power of attorney.

3.	Checklist. In addition to preclearing your transaction with the Company, before proceeding with the acquisition or disposition of any of the Company’s securities, please review the following checklist:

(a)	If a sale is proposed by you or any member of your immediate family, make sure that:

(i)	Neither you nor any member of your immediate family has made any purchases of the Company’s stock (or securities convertible into the Company’s stock) within the past 6 months; and

(ii)	No purchases by you or any member of your immediate family are anticipated within the next 6 months.

(b)	If a purchase is proposed by you or any member of your immediate family, make sure that:

(i)	Neither you nor any member of your immediate family has made any sales of the Company’s stock (or securities convertible into the Company’s stock) within the past 6 months; and

(ii)	No sales are anticipated or required to be made within the next 6 months by you or any member of your immediate family.

4.	Rule 144 – Selling Company Stock. In addition, Directors and executive officers must comply with the requirements of Rule 144 when selling any Company securities. This will include the preparation and filing of Form 144, which must be filed with the SEC electronically. Your broker should be able to assist you in complying with the Rule 144 requirements. If not, the Company may be able to assist you; however, the officer or director is the person legally responsible for compliance with this rule.

5.	Notice of Sale Transactions. Sales of Company stock by Executive Officers and Directors often attract the attention of market observers who may mischaracterize the intent or reason for the sale of Company stock. Accordingly, to enhance internal communications, a Monitor may inform the Company's CEO and/or CFO of certain sale transactions in advance of such transactions, as well as the reason the shares are being sold (if known).

Rule 10b5-1 Plans

1.

Policy.  Rule 10b5-1 under the Securities Exchange Act of 1934 provides an affirmative defense against a claim of insider trading if an insider's trades are made pursuant to a written plan that was adopted in good faith at a time when the insider was not aware of Inside Information.  A Rule 10b5-1 plan (“10b5-1Plan”) is intended to allow the shareholder to trade in the Company's securities, while preventing the holder exercising discretion over how, when or whether to trade once the plan is adopted.

The Company's Directors and Designated Officers may make trades pursuant to a 10b5-1 Plan provided that (i) such plan meets the requirements of Rule 10b5-1, (ii) such plan was adopted at a time when the individual would otherwise have been able to trade under this Policy, and (iii) adoption of the plan was expressly authorized by a Monitor prior to entering into the plan.

Please be aware that a trade made pursuant to a 10b5-1 Plan must be reported on a Form 4 within 2 business days after the trade.  As a result, trades made pursuant to 10b5-1 Plans must still be reported to a Monitor on the date of any such trade.

2.Restrictions on Use of 10b5-1 Plans.

(a)	10b5-1 Plans may only be established during an open trading window and will require certification by the Director or Designated Officer that s/he is not in possession of Inside Information.

(b)	All 10b5-1 Plans must set up a trading schedule in advance. 10b5-1 Plans must not include any provisions that delegate discretion to a broker on trading decisions.

(c)	The term of a 10b5-1 Plan must be a minimum of 6 months in duration, up to a maximum of 2 years.

(d)

10b5-1 Plans may not be modified or suspended, other than during open trading windows.  Additionally, any proposed change, suspension or termination of a plan is subject to prior review and approval by the Company's General Counsel.

(e)

When establishing or amending a 10b5-1 Plan by the Director or Designated Officer, no purchases or sales may occur until expiration of a cooling-off period ending on the later of 90 days after the adoption or modification of the plan, and 2 business days following the disclosure of the Company's financial results on Form 10-Q or Form 10-K for the completed fiscal quarter in which the plan was adopted or modified; provided, however, that in no event shall the required cooling-off period exceed 120 days.  If any employee of the Company other than a Designated Officer establishes or amends a 10b5-1 Plan, no purchases or sales may occur until the expiration of a cooling off-period ending at least 30 days after the adoption or modification of the plan.

(f)	No individual may adopt more than one 10b5-1 Plan at a time, except as specifically permitted by Rule 10b5-1 and approved by the General Counsel.

(g)	No 10b5-1 Plan may be adopted, except as specifically permitted by 10b5-1, unless it meets the 12 month limitation on single transaction plans set forth in 10b5-1.

(h)	For 10b5-1 Plans providing for sale of the Company's securities, a Form 144 must be electronically filed with the SEC at the time the 10b5-1 Plan is adopted.

Approved – October 24, 2023